Exhibit 99.1

Qunar Reports First Quarter 2016 Financial Results

Total revenues increased 48% year-on-year

BEIJING, June 15, 2016 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Highlights for the First Quarter of 2016

•                  Total revenues for the first quarter of 2016 were RMB993.1 million (US$154.0 million), an increase of 48.0% year-on-year.

•                  Gross profit for the first quarter of 2016 was RMB747.3 million (US$115.9 million), an increase of 52.3% year-on-year.

•                  Mobile revenues for the first quarter of 2016 were RMB752.5 million (US$116.7 million), an increase of 88.8% year-on-year, representing 75.8% of total revenues, compared to 59.4% in the corresponding period of 2015.

“Our mobile business continued to expand rapidly on top of a very strong 2015,” said Zhenyu Chen, chief executive officer of Qunar. “We are proud of the progress the team made in the first quarter despite the headwinds we faced in our flight business.”

First Quarter 2016 Financial Results

Total revenues for the first quarter of 2016 were RMB993.1 million (US$154.0 million), an increase of 48.0% year-on-year.

Mobile revenues for the first quarter of 2016 were RMB752.5 million (US$116.7 million), an increase of 88.8% year-on-year, representing 75.8% of total revenues.

Flight and flight related revenues for the first quarter of 2016 were RMB558.2 million (US$86.6 million), an increase of 22.1% year-on-year and a decrease of 12.3% quarter-on-quarter. Year-on-year flight and flight related revenue growth was primarily due to an increase in revenue per ticket and a slight increase in Total Estimated Flight Ticket volume (TEFT).               Quarter-on-quarter flight and flight related revenue decrease was primarily due to a decrease in TEFT, which was partially offset by an increase in revenue per ticket.

Accommodation reservation revenues were RMB299.7 million (US$46.5 million), an increase of 133.6% year-on-year and a decrease of 44.0% quarter-on-quarter. Excluding revenues generated from the merchant model program, where revenues are booked on a gross basis, accommodation reservation revenues were RMB293.1 million (US$45.5 million). Year-on-year accommodation reservation revenue growth was primarily due to an increase in revenue per room night and an increase in Total Estimated Hotel Room-night volume (TEHR). Quarter-on-quarter accommodation reservation revenue decrease was primarily due to a decrease in business volume from the merchant model program.

Gross profit for the first quarter of 2016 was RMB747.3 million (US$115.9 million), an increase of 52.3% year-on-year. Gross margin for the first quarter of 2016 was 75.2%, compared to 73.1% for the corresponding period of 2015 and 60.8% for the fourth quarter of 2015. The year-on-year and quarter-on-quarter increases in gross margin were primarily due to the decrease in business volume from the merchant model program which has a lower gross margin. The year-on-year increase in gross profit was primarily due to the significant increase in total revenues and the change in gross profit margin.

Product development expenses for the first quarter of 2016 were RMB812.2 million (US$126.0 million), an increase of 182.9% year-on-year, primarily due to a significant increase in non-cash share-based compensation expenses resulting from new options granted under our new 2015 share incentive plan (the “2015 Incentive Program”) in the last quarter, which have higher fair values compared with the outstanding options under our past incentive programs. This increase was also due to higher salary, welfare and other expenses associated with increases in average headcount and average salary. Excluding share-based compensation expenses, product development expenses were RMB283.2 million (US$43.9 million), an increase of 5.9% year-on-year, and accounted for 28.5% of total revenues, compared to 39.9% for the corresponding period in 2015 and 25.0% for the fourth quarter of 2015.

Product sourcing expenses for the first quarter of 2016 were RMB172.2 million (US$26.7 million), an increase of 38.5% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from new options granted under our 2015 Incentive Program. Excluding share-based compensation expenses, product sourcing expenses were RMB122.3 million (US$19.0 million), a decrease of 0.8% year-on-year, and accounted for 12.3% of total revenues, compared to 18.4% for the corresponding period in 2015 and 15.0% for the fourth quarter of 2015.

Sales and marketing expenses for the first quarter of 2016 were RMB620.9 million (US$96.3 million), an increase of 89.4% year-on-year, primarily due to stepped up discretionary expenditures to acquire new mobile users through offline channels, an increase in share-based compensation expenses resulting from new options granted under our 2015 Incentive Program and, to a lesser degree, an increase in salary and welfare expenses as a result of increased headcount, which were slightly offset by a decrease in online marketing expense as a result of  controlled expenditure. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB506.3 million (US$78.5 million), an increase of 58.1% year-on-year, and accounted for 51.0% of total revenues, compared to 47.7% for the corresponding period in 2015 and 45.5% for the fourth quarter of 2015.

General and administrative expenses for the first quarter of 2016 were RMB181.4 million (US$28.1 million), an increase of 37.4% year-on-year, primarily due to a significant increase in share-based compensation expenses resulting from new options granted under our 2015 Incentive Program. Excluding share-based compensation expenses, general and administrative expenses were RMB72.5 million (US$11.2 million), an increase of 2.8% year-on-year, and accounted for 7.3% of total revenues, compared to 10.5% for the corresponding period in 2015 and 10.3% for the fourth quarter of 2015.

Operating loss for the first quarter of 2016 was RMB1,039.4 million (US$161.2 million), compared to RMB411.2 million for the corresponding period in 2015 and RMB4,955.8 million for the fourth quarter of 2015.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB802.3 million (US$124.4 million), was RMB237.0 million (US$36.8 million) for the first quarter of 2016, compared to RMB291.0 million for the corresponding period in 2015 and RMB453.3 million for the fourth quarter of 2015.

Operating margin (non-GAAP) for the first quarter of 2016 was negative 23.9%, compared to negative 43.4% for the corresponding period in 2015 and negative 35.0% for the fourth quarter of 2015. The year-on-year and quarter-on-quarter decreases in operating loss were primarily due to strong revenue and controlled operating expenditures.

Net loss attributable to Qunar’s shareholders for the first quarter of 2016 was RMB1,076.5 million (US$166.9 million), compared to RMB701.2 million for the corresponding period in 2015 and RMB5,091.0 million for the fourth quarter of 2015. The quarter-on-quarter decrease in net loss was primarily due to a decrease in one-time charges of share-based compensation expenses resulting from our previously announced employee share exchange program that became effective starting on December 14, 2015 (“Employee Share Exchange Program”).  Basic and diluted net loss per ADS for the first quarter of 2016 was RMB7.44 (US$1.14).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB802.3 million (US$124.4 million), was RMB274.5 million (US$42.6 million) for the first quarter of 2016, compared to adjusted net loss of RMB293.4 million for the corresponding period in 2015 and adjusted net loss of RMB550.9 million for the fourth quarter of 2015.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB802.3 million (US$124.4 million), was negative RMB174.8 million (US$27.1 million) for the first quarter of 2016, compared to negative RMB262.5 million for the corresponding period in 2015 and negative RMB443.5 million for the fourth quarter of 2015.

As of March 31, 2016, Qunar had total cash and cash equivalents, restricted cash and funds receivable of RMB4,583.8 million (US$710.9 million). The restricted cash decreased by RMB1,050.5 million from December 31, 2015 since a portion of the restricted cash was no longer considered as restricted.

As of March 31, 2016, Qunar had 7,345,925 Class A ordinary shares and 427,001,247 Class B ordinary shares outstanding.

Conference Call

Qunar’s management will hold an earnings conference call at 8:00 PM on June 15, 2016, U.S. Eastern Time (8:00 AM on June 16, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International: +65-6823-2299

U.S.: +1-631-514-2526

UK: +44-20-3078-7622

Hong Kong: +852-5808-3202

Mainland China: 400-120-0539

Passcode for all regions: 9329360

A replay of the conference call may be accessed by phone at the following number until June 22, 2016:

International: +61-2-9641-7900

Passcode: 9329360

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based compensation expenses, depreciation and amortization, online marketing expenses from Zhixin Cooperation Agreement, fair value change in warrant liability and impairment loss of the long-term investments. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on March 31, 2016, which was RMB6.4480 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2015	2016	2016
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	4,115,650	3,327,251	516,013
Restricted cash	1,747,603	697,055	108,104
Funds receivable	715,365	559,475	86,767
Short-term investments	351,189	—	—
Accounts receivable, net	278,382	205,870	31,928
Due from related parties	813,123	397,406	61,632
Prepayments and other current assets	1,320,492	822,180	127,509
Total current assets	9,341,804	6,009,237	931,953

Non-current assets:
Due from related parties, non-current	—	1,783,706	276,629
Property and equipment, net	232,085	229,010	35,516
Intangible assets,net	12,689	12,361	1,917
Goodwill	10,755	10,755	1,668
Long-term investments,net	712,967	748,016	116,007
Deferred tax assets, non-current(*)	80,624	86,296	13,383
Other non-current assets	114,621	136,928	21,236
Total non-current assets	1,163,741	3,007,072	466,356

Total assets	10,505,545	9,016,309	1,398,309

LIABILITIES AND EQUITY

Current liabilities:
Short-term loans	643,500	643,500	99,798
Customer advances and deposits	280,962	265,108	41,115
Due to related parties	1,961,500	169,939	26,355
Accounts payable	31,720	34,367	5,330
Salaries and welfare payable	418,431	318,055	49,326
Income tax payable	79,736	87,515	13,572
Accrued expenses and other current liabilities	3,134,951	2,080,139	322,602
Total current liabilities	6,550,800	3,598,623	558,098

Non-current liabilities:
Due to related parties, non-current	—	4,237,732	657,216
Deferred tax liability, non-current(*)	1,318	1,273	197
Long-term Debt	2,658,357	—	—
Non-current liabilities	91,702	94,737	14,693
Total non-current liabilities	2,751,377	4,333,742	672,106

Total liabilities	9,302,177	7,932,365	1,230,204

Equity:
Class A ordinary shares	87	46	7
Class B ordinary shares	2,638	2,690	417
Additional paid-in capital	10,647,579	11,624,670	1,802,833
Accumulated other comprehensive income	136,810	120,436	18,678
Statutory reserves	3,011	3,011	467
Accumulated deficit	(9,592,039)	(10,668,502)	(1,654,544)
Total Qunar Cayman Islands Limited’s shareholders’ equity	1,198,086	1,082,351	167,858

Noncontrolling Interests	5,282	1,593	247

Total equity	1,203,368	1,083,944	168,105

Total liabilities and equity	10,505,545	9,016,309	1,398,309

*On November 20, 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This accounting standard requires deferred tax assets and liabilities, along with related valuation allowances, to be classified as noncurrent on the balance sheet. As a result, each tax jurisdiction will now only have one net noncurrent deferred tax asset or liability. This guidance has been adopted from 2016 and applied retrospectively by the Company to the prior period presented herein.

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Flight and flight related	457,266	636,153	558,217	86,572
Accommodation reservation	128,288	535,099	299,715	46,482
Display advertising services	21,135	31,139	24,045	3,729
Other services	64,387	91,646	111,143	17,237
Total revenues	671,076	1,294,037	993,120	154,020
Cost of Revenues	(180,547)	(507,424)	(245,831)	(38,125)
Gross profit	490,529	786,613	747,289	115,895
Operating expenses:
Product developments (Note 1)	(287,117)	(1,531,773)	(812,185)	(125,959)
Product sourcing (Note 1)	(124,352)	(339,422)	(172,198)	(26,706)
Sales and marketing (Note 1)	(327,855)	(872,803)	(620,900)	(96,293)
General and administrative (Note 1)	(132,061)	(2,998,420)	(181,388)	(28,131)
Online marketing expense for Baidu Zhixin Cooperation	(30,295)	—	—	—
Operating loss	(411,151)	(4,955,805)	(1,039,382)	(161,194)
Interest income(expenses), net	521	(55,924)	(49,465)	(7,671)
Foreign exchange (loss) gain, net	(958)	(32,203)	20,724	3,214
Other income(loss), net	1,943	(33,583)	2,052	318
Fair value change in warrant liability	(288,226)	—	—	—
Loss before income taxes	(697,871)	(5,077,515)	(1,066,071)	(165,333)
Income tax expense	(3,878)	(11,547)	(7,774)	(1,206)
Equity in loss of affiliated companies,net of tax	—	(3,719)	(3,018)	(468)
Net loss	(701,749)	(5,092,781)	(1,076,863)	(167,007)

Net loss attributable to noncontrolling interests	516	1,813	400	62

Net loss attributable to Qunar Cayman Islands Limited	(701,233)	(5,090,968)	(1,076,463)	(166,945)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(1.95)	(12.30)	(2.48)	(0.38)
Net loss per ordinary share—diluted	(1.95)	(12.30)	(2.48)	(0.38)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(5.85)	(36.90)	(7.44)	(1.14)
Net loss per ADS—diluted	(5.85)	(36.90)	(7.44)	(1.14)

Weighted average number of ordinary shares:
Class A ordinary shares
Basic	224,299,179	64,640,123	8,159,782	8,159,782
Diluted	224,299,179	64,640,123	8,159,782	8,159,782

Class B ordinary shares
Basic	134,557,237	349,136,105	425,742,428	425,742,428
Diluted	358,856,416	413,776,228	433,902,210	433,902,210

Note 1: Includes share-based compensation expenses as follows:
Product developments	19,620	1,207,853	528,974	82,037
Product sourcing	1,044	145,821	49,861	7,733
Sales and marketing	7,699	283,567	114,647	17,780
General and administrative	61,510	2,865,229	108,853	16,882
Total share-based compensation expenses	89,873	4,502,470	802,335	124,432

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(701,749)	(5,092,781)	(1,076,863)	(167,007)
Add:
Share-based compensation expenses	89,873	4,502,470	802,335	124,432
Impairment loss of the long-term investments	—	39,425	—	—
Online marketing expense for Baidu Zhixin Cooperation	30,295	—	—	—
Fair Value change in warrant liability	288,226	—	—	—
Adjusted net loss (non-GAAP)(*)	(293,355)	(550,886)	(274,528)	(42,575)
Add:
Income tax expense	3,878	11,547	7,774	1,206
Depreciation and amortization	25,516	29,378	32,329	5,014
Interest expense	1,420	66,473	59,660	9,252
Adjusted EBITDA (non-GAAP) (**)	(262,541)	(443,488)	(174,765)	(27,103)

Operating loss	(411,151)	(4,955,805)	(1,039,382)	(161,194)
Add:
Share-based compensation expenses	89,873	4,502,470	802,335	124,432
Online marketing expense for Baidu Zhixin Cooperation	30,295	—	—	—
Adjusted operating loss(non-GAAP)(***)	(290,983)	(453,335)	(237,047)	(36,762)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses,impairment loss of the long-term investments, online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses,impairment loss of the long-term investments, online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses and online marketing expenses for Baidu Zhixin Cooperation .